Exhibit 99.18

CONSENT OF KAPPES, CASSIDAY & ASSOCIATES

To:	United States Securities and Exchange Commission Washington, D.C. 20549
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Northwest Territories Registrar of Securities
Nova Scotia Securities Commission
Nunavut Registrar of Securities
Prince Edward Island Securities Office
Saskatchewan Financial Services Commission
Securities Commission of Newfoundland and Labrador
Yukon Registrar of Securitie Rio Alto Mining Limited

Ladies and Gentlemen:

Re: Technical Report entitled "Shahuindo Heap Leach Project, Cajabamba, Peru", effective 26 September 2012 (the "Report") prepared for Sulliden Gold Corporation Ltd. (the "Company")

We do hereby consent to the filing of the written disclosure regarding the technical report entitled "Shahuindo Heap Leach Project, Cajabamba, Peru" with an effective date 26 September 2012 and dated November 9, 2012 (the "Technical Report") prepared for Sulliden Gold Corporation Ltd. ("Sulliden") in compliance with National Instrument 43 -101 - Standards of Disclosure for Mineral Projects ("43-101") by Carl Defilippi of Kappes, Cassiday & Associates and Thomas L. Dyer and Paul Tietz of Mine Development Associates, ("'MDA"), and of extracts from or a summary of the technical report and of certain mineral resource or reserve estimates and other information pertaining to the project, the use of our name in the Company's Annual Information Form for the fiscal year ended December 31, 2014 (the "AIF") and to being named in the AIF.

The undersigned further acknowledges that the AIF will be filed with the United States Securities and Exchange Commission as an Exhibit to the Company's Annual Report on Form 40-F for the fiscal year ended December 31, 2014 (the "Fonn 40-F") and consents to being named in the Form 40-F and authorize the use of the information represented therein relating to the Report.

DATED the 13th day of March, 2015

By:	/s/ Carl E Defilippi

Company: Kappes, Cassiday & Associates
Name: Carl E Defilippi
Title: Project Manager